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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

 Mediabay, Inc.

(Name of Issuer)

 Common Stock

(Title of Class of Securities)

 58446J108

(CUSIP Number)

 David Warner, Jaffe, Raitt, Heuer & Weiss, 27777 Franklin Road, Suite 2500, Southfield, MI 48034; (248) 351-3000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

 October 7, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

CUSIP No.	58446J108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

ABC Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

Michigan

	7.	Sole Voting Power
Number of		1,656,918

Shares	8.	Shared Voting Power

Beneficially		0

Owned by Each	9.	Sole Dispositive Power

Reporting		1,656,918

Person	10.	Shared Dispositive Power

With		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,656,918

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

8.97%

14.	Type of Reporting Person (See Instructions)

OO

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Item 1. Security and Issuer

The class of equity security to which this Schedule 13D/A (this “Statement”) relates is the common stock, no par value per share (the “Common Stock”), of Mediabay, Inc., a Florida corporation (the “Company”). The address of the principal executive offices of the issuer is 2 Ridgedale Avenue, Suite 300, Cedar Knolls, NJ 07927.

Item 2. Identity and Background

(a) This Statement is being filed by ABC Investment, L.L.C., a limited liability company organized under the laws of the State of Michigan (the “Reporting Person”). The principal of the Reporting Person is its manager, William Belzberg (“Manager”).

(b) The principal business address of the Reporting Person and Manager are in care of Jaffe, Raitt, Heuer & Weiss, P.C., 27777 Franklin Road, Suite 2500, Southfield, MI 48034, ATTN: David D. Warner.

(c) The principal business of the Reporting Person and Manager is investing for accounts under their management.

(d) Neither the Reporting Person nor Manager has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person nor Manager has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a limited liability company organized in Michigan. Manager is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The beneficial ownership of the shares of Common Stock subject to this Statement were acquired by the issuance to the Reporting Person by the Company of a 9% Convertible Senior Subordinated Promissory Note in the amount of $1,600,000 issued on April 28, 2004 (the “Note”). This Statement is being filed pursuant to Rule 13d-2(a) to reflect a material decrease in the percentage of the Common Stock beneficially owned by the Reporting Person.

Item 4. Purpose of Transaction

The purpose of the issuance of the Note was to allow the Company to refinance its existing debt obligations on terms that will allow the Company to transact its business in a manner in which the Company’s management believes poises the Company for optimal fiscal health. The Note is a restatement of a 9% Convertible Senior Subordinated Promissory Note in the amount of $3,200,000 due December 31, 2004 (the “Old Note”). The events giving rise to the filing of this Statement are as follows: on October 5, 2004, the Reporting Person sold 23,400 shares of the Company’s Common Stock held in its brokerage acount, in an open market transaction for $0.5057 per share. Subsequently, the Reporting Person partially exercised its conversion rights under the Note (the “Exercises”), such that the Reporting Person received 600,000 and 1,400,000 shares of the Company’s Common Stock, respectively, on October 6, 2004 and October 7, 2004. On October 6, 2004, the Reporting Person sold 360,700 shares of the Company’s Common Stock then held in its brokerage acount, in an open market transaction for $0.7094 per share. On October 7, 2004, the Reporting Person sold 1,120,182 shares of the Company’s Common Stock then held in its brokerage acount, in an open market transaction for $0.9075 per share. On October 19, 2004, the Reporting Person sold 32,200 shares of the Company’s Common Stock then held in its brokerage acount, in an open market transaction for $0.70 per share. On October 20, 2004, the Reporting Person sold 30,000 shares of the Company’s Common Stock then held in its brokerage acount, in an open market transaction for $0.725 per share. Upon the Exercises and the above described sales, all of which were effected by the Reporting Person’s broker, RBC Dain Rauscher, the Reporting Person held 456,918 shares of the Company’s Common Stock in its brokerage account and has

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remaining conversion rights under the Note entitling it to and additional 1,200,000 shares of the Company’s Common Stock.

Except as disclosed above, neither the Reporting Person nor the Manager has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of the actions discussed above. The Reporting Person intends to review its investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position and strategic direction, the price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Company as it deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of its shares of Common Stock or changing its intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer

(a) The aggregate percentage of shares of Common Stock reported owned beneficially by the Reporting Person is based upon 18,643,624 shares outstanding, which is the total number of shares of Common Stock outstanding as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004. The Reporting Person beneficially owns 1,656,918 shares of Common Stock (which includes the right to acquire 1,200,000 shares upon conversion of the Note), constituting approximately 8.97% of the shares of Common Stock outstanding.

(b) The Reporting Person has sole voting and dispositive powers with respect to the shares of Common Stock reported herein, which powers are exercised by the Manager.

(c) On October 5, 2004, the Reporting Person sold 23,400 shares of the Company’s Common Stock held in its brokerage acount, in an open market transaction for $0.5057 per share. On October 6, 2004, the Reporting Person sold 360,700 shares of the Company’s Common Stock then held in its brokerage acount, in an open market transaction for $0.7094 per share. On October 7, 2004, the Reporting Person sold 1,120,182 shares of the Company’s Common Stock then held in its brokerage acount, in an open market transaction for $0.9075 per share. On October 19, 2004, the Reporting Person sold 32,200 shares of the Company’s Common Stock then held in its brokerage acount, in an open market transaction for $0.70 per share. On October 20, 2004, the Reporting Person sold 30,000 shares of the Company’s Common Stock then held in its brokerage acount, in an open market transaction for $0.725 per share. All of these sales were effected by the Reporting Person’s broker, RBC Dain Rauscher.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the subject shares of the Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Note; a Subordination Agreement between the Reporting Person, the Company, Radio Spirits, Inc., Audio Book Club, Inc. and Zohar CDO 2003-1, Limited, dated April 29, 2004 (the “Subordination Agreement”); and an Agreement, dated as of April 28, 2004, by and between the Reporting Person and the Company (the “Agreement”), there are no contracts, arrangements or understandings between the Reporting Person and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits

None.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ William Belzberg
William Belzberg, Manager

Dated: October 25, 2004

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